SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 June 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Result of AGM dated 1 June 2006

99.1

1 June 2006

                             INTERCONTINENTAL HOTELS GROUP ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

                                                        All resolutions passed

At the  Company's  Annual  General  Meeting  held on 1 June 2006 all the  resolutions  set out in the  Company's  Notice of  Meeting to
shareholders dated 1 March 2006 were proposed and duly passed.
Voting on each resolution was conducted by way of a poll.  Details of the votes cast are set out below:

          RESOLUTION                                             FOR                   AGAINST
1         Receipt of financial statements                        243,950,377           341,024
2         Approval of Remuneration Report                        240,283,907           4,522,683
3         Declaration of final dividend                          249,086,899           55,269
4(a)      Election of Jennifer Laing                             248,758,805           328,985
4(b)      Election of Jonathan Linen                             248,706,802           377,587
4(c)      Re-election of Robert C Larson                         247,882,213           665,305
4(d)      Re-election of Stevan Porter                           248,655,836           429,678
5         Reappointment of auditors                              248,570,779           544,361
6         Authority to set auditors' remuneration                248,579,865           521,053
7         Political donations                                    242,965,273           5,948,666
8         Allotment of shares                                    244,213,612           4,841,992
9         Disapplication of pre-emption rights                   248,711,143           267,136
10        Authority to purchase own shares                       248,876,412           208,443

For further information, please contact

InterContinental Hotels Group

Media Enquiries
Leslie McGibbon                                      +44 (0) 1753 410 425
                                                     +44 (0) 7808 094 471

Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson                 +44 (0) 1753 410 176
                                                     +44 (0) 7808 098 972

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and
537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts,
Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	1 June 2006